भारतीय स्टेट बैंक
State Bank of India

08001740

Central Office, State Bank Bhavan,
Madame Cama Marg, Mumbai - 400 021

Tel.: 022-2288 3888 | Fax: 91-22-2285 5348

FILE NO. 82.- - 4

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

Date:
02.04.2008
Ref. No.:
CO/S&B/SKT/2008/ 922

FILE NO. 82.- - 4

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

082-04524

Dear Sir/Madam,

SUPPL

LISTING AGREEMENT: CLAUSE 36
MEDIUM TERM NOTE (MTN) PROGRAMME

We enclose for your information a copy of our letter No.CO/S&B/SKT/906 dated 02-04-2008 addressed to The Bombay Stock Exchange Ltd., Mumbai.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

General Manager

Encl. as above

PROCESSED
APR 1 8 2008 E
THOMSON
FINANCIAL

RECEIVED
2008 APR 16 P 12:24
OFFICE OF INTERNATIONAL CORPORATE FINANCE

dlw 4/16

भारतीय स्टेट बैंक
State Bank of India

शेयर एवं बांड विभाग, केन्द्रीय कार्यालय,
स्टेट बैंक भवन, मादाम कामा मार्ग, मुंबई - 400 021
Shares & Bonds Department, Central Office, State Bank Bhavan,
Madame Cama Marg, Mumbai - 400 021

Tel.: 022-2288 3888 | **Fax:** 91-22-2285 5348

The Executive Director,
Bombay Stock Exchange Ltd.,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001

Date :
02-04-2008
Ref. No.:
CO/S&B/SKT/2008/906

FILE NO. 82.4524

Dear Sir/Madam,

LISTING AGREEMENT: CLAUSE 36
MEDIUM TERM NOTE (MTN) PROGRAMME

In terms of Clause 36 of the Listing Agreement, we advise that the Bank has finalised the issue of JPY 12 billion Fixed Rate Bonds for a tenor of 5 years at a coupon of 3.36%. The Bonds will be issued as of 08th April 2008.

Yours faithfully,

General Manager

भारतीय स्टेट बैंक का. मुंबई S.B.I. C.C. Mumbai
शे एवं बं. विभाग
S & B Deptt.

भारतीय स्टेट बैंक
State Bank of India

शेयर एवं बांड विभाग, केन्द्रीय कार्यालय,
स्टेट बैंक भवन, मादाम कामा मार्ग, मुंबई - 400 021
Shares & Bonds Department, Central Office, State Bank Bhavan,
Madame Cama Marg, Mumbai - 400 021

Tel.: 022-2288 3888 | **Fax:** 91-22-2285 5348

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

Date: 02.04.2008

Ref. No.: CO/S&B/SKT/2008/ 920

FILE NO. 82.4524

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

Dear Sir/Madam,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
CHANGE IN DIRECTORS

We enclose for your information a copy of our letter No.CO/S&B/SKT/2008/914 dated 02.04.2008 addressed to Bombay Stock Exchange Ltd., Mumbai.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

General Manager
(Shares & Bonds)
Encl. : a/a.

भारतीय स्टेट बैंक
State Bank of India

शेयर एवं बांड विभाग, केन्द्रीय कार्यालय,
स्टेट बैंक भवन, मादाम कामा मार्ग, मुंबई - 400 021
Shares & Bonds Department, Central Office, State Bank Bhavan,
Madame Cama Marg, Mumbai - 400 021

Tel.: 022-2288 3888 | **Fax:** 91-22-2285 5348

The Executive Director,
Bombay Stock Exchange Ltd.,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001.

Date : 02.04.2008
Ref. No.: CO/S&B/SKT/2008/914

Dear Sir/Madam,

LISTING AGREEMENT : CHANGE IN DIRECTORS
CLAUSE NO.30

In terms of Clause 30 of the Listing Agreement, we advise that the consequent upon his superannuation, Shri Amar Pal, Non-Workmen Director has ceased to be a Director on Bank's Central Board w.e.f. 01.04.2008

Yours faithfully,

General Manager
(Shares & Bonds)

END